SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14287

USEC Savings Program
(Full title of the plan)

USEC Inc.
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817

(Name of issuer of the securities held pursuant to
the plan and address of its principal executive office)

USEC Savings Program

Financial Statements and Supplemental Schedule
As of December 31, 2002 and 2001
Together with Report of Independent Auditors

USEC Savings Program

Table of contents

Report of Independent Auditors	1

Statements of Net Assets Available for Benefits As of December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits For the years ended December 31, 2002 and 2001	3

Notes to Financial Statements	4

Schedule of Assets (Held at End of Year) As of December 31, 2002	9

Schedules omitted because there were no such items:
For the year ended December 31, 2002:
Reportable transactions
Nonexempt transactions
Leases in default or classified as uncollectible
Loans or fixed-income obligations in default

Report of Independent Auditors

To the USEC Benefit Plan Administrative and Investment Committees and
Participants of the USEC Savings Program

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the USEC Savings Program (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia

June 20, 2003

USEC Savings Program

Statements of Net Assets Available for Benefits
(Thousands)

	December 31,

	2002	2001

Assets:
Investments (Note 3)	$127,290	$132,003

Net assets available for benefits	$127,290	$132,003

The accompanying notes are an integral part of these statements.

USEC Savings Program

Statements of Changes in Net Assets Available for Benefits
(Thousands)

	Years Ended
	December 31,

	2002	2001

Additions to net assets:
Investment income	$4,378	$4,999
Contributions–
Participants	8,162	8,139
Company	3,377	3,414
Rollovers	312	41

Total additions	16,229	16,593

Deductions from net assets:
Net depreciation in fair value of investments	12,369	6,297
Distributions to participants	8,551	12,745
Administrative expenses	14	13

Total deductions	20,934	19,055

Net decrease	(4,705)	(2,462)
Net transfers (to) from other plans	(8)	125,441

Net (decrease) increase	(4,713)	122,979
Net assets available for benefits, beginning of year	132,003	9,024

Net assets available for benefits, end of year	$127,290	$132,003

The accompanying notes are an integral part of these statements.

USEC Savings Program

Notes to financial statements

1.     Plan description:

The following description of the USEC Savings Program (the Plan), formerly known as the USEC Inc. 401(k) Retirement Savings Plan, provides general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1994, USEC Inc. (the Company) established a defined contribution retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code (IRC). Until December 31, 2000, the Plan covered all full-time employees of USEC Inc., except certain employees participating in other federal government retirement plans.

Effective January 1, 2001, the Plan was amended and restated to allow participation by noncollectively bargained employees of United States Enrichment Corporation, a subsidiary of USEC Inc. As of this date, the name of the Plan was changed to the USEC Savings Program and assets with respect to eligible employees of United States Enrichment Corporation were merged with and into the Plan. The provisions of the restated Plan are intended to include all provisions necessary to preserve such benefits, rights, and features of the United States Enrichment Corporation Savings Program that are required to be preserved under Internal Revenue Code Section 411.

Net assets transferred to the Plan as a result of the aforementioned amendment were approximately $125 million.

The Plan is administered by the Company through its plan administrator. USEC Inc. and the United States Enrichment Corporation are participating employers. The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.

Contributions

Effective January 1, 2002, participants may contribute between 1 percent and 50 percent of eligible compensation in .5% increments up to the maximum annual amount allowed under the IRC. Prior to January 1, 2002, participants were able to contribute between 1 percent and 21 percent of eligible compensation in .5% increments up to the maximum annual amount allowed under the IRC. Participants may elect either before tax contributions, after-tax contributions or a combination of both. For each payroll period, the participating employers provide a 100 percent matching contribution for the first 3 percent of each participant’s eligible earnings and a 50 percent matching contribution for the next 2 percent.

Participant accounts and loans

Participant’s accounts are credited with the participant’s and participating employers’ matching contributions, and the respective investment earnings (losses) of the individual funds. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may borrow from the Plan in any amount greater than $1,000 but less than 50 percent of the participants’ vested account balance. In no event can the participant borrow more than $50,000. Loan terms are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans) which may have terms up to ten years. Loans are secured by the balance in the participant’s account and bear a reasonable rate of interest at the date of loan origination. Principal and interest on the loan are repaid in substantially level installments. As of December 31, 2002, interest rates ranged from 5.25 percent to 10.5 percent.

Expenses

Expenses of the Plan, except participant loan costs and fund investment management expenses that are paid by the participant, are paid by the Company and amounted to $32,250 and $30,770 in 2002 and 2001, respectively.

Vesting

Participants immediately vest in their contributions and associated earnings (losses). Vesting in the participating employer’s matching contributions and associated earnings (losses) is based on years of service, as follows:

Years of credited service	Percentage

Less than 2	0%
2	50%
3	100%

Forfeitures

At December 31, 2002 and 2001, forfeited non-vested accounts totaled $86,377 and $57,063, respectively. Forfeitures are used to reduce current or future matching employer contributions.

Investment options

Participants direct FMTC to invest their contributions, the participating employer’s matching contributions and associated earnings (losses) among twenty-one investment options. Investment options consist of 19 mutual funds, one stock fund and a managed fund of guaranteed investment contracts (the USEC Stable Value Fund). In 2002, the Plan was amended to eliminate the Lockheed Martin Stock Fund as an investment option.

Participants may make exchanges among the investment options at any time by contacting FMTC directly.

Benefit payments

Upon termination of service due to retirement (participant eligible for an immediate pension under a deferred benefit plan maintained by the employer) or disability, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, monthly installments over a fixed number of years or life expectancy or in a series of partial payments. If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion is payable to a beneficiary. For termination of service for other reasons, upon request, the vested portion of a participant’s account is paid as a lump sum. The amount of any payment from a participant’s account is reduced to satisfy income tax withholding requirements, unless the balance is rolled over to a qualifying plan or other tax-exempt option.

Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.

Plan termination

Although it has not expressed any intent to do so, the participating employers have the right to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code. In the event of Plan termination, participants will become 100 percent vested in participating employer matching contributions and associated earnings.

2.     Summary of significant accounting policies:

Basis of accounting

The financial statements of the Plan are prepared based on the accrual method of accounting, except that benefits are recorded when paid, as required by accounting principles generally accepted in the United States of America.

Guaranteed investment contracts

Guaranteed investment contracts in the USEC Stable Value Fund are fully benefit responsive, as defined in the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the Plan. Investments in guaranteed investment contracts are stated at contract value, which represents the initial investment plus accumulated interest, and earnings, less participant withdrawals and administrative expenses and approximates fair value. There are no valuation reserves recorded to adjust contract values. The crediting interest rates for contracts as of December 31, 2002 and 2001, range from 5.61 percent to 7.16 percent, and 5.42 percent to 7.16 percent, respectively. The average stable value fund yield as of December 31, 2002 was 5.44 percent. Maturity dates range from January 31, 2003 through August 2, 2004.

Investment valuation and income recognition

The Plan’s fund investments are stated at fair value, based on quoted closing market prices, other than the USEC Stable Value Fund. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Such estimates include those regarding fair value. Actual results could differ from those estimates.

3.     Investments:

The following table presents investments that represent 5 percent or more of the Plan’s net assets (in thousands):

	December 31,

	2002	2001

Stable Value Fund:
Fidelity Managed Income Portfolio II	$58,976	$34,865
Metropolitan Life Insurance Company GAC 25771 (7.16%, matures 6/15/04)	—	6,811
Fidelity Dividend Growth Fund, 623,493 and 630,644 shares, respectively	13,916	17,866
Growth Fund of America, 620,738 and 623,280 shares, respectively	11,465	14,778
Spartan US Equity Index Fund, 205,913 and 203,802 shares, respectively	6,414	8,283

Components of the net appreciation (depreciation) in fair value of investments follow (in thousands):

	Years Ended
	December 31,

	2002	2001

Registered investment companies	$(13,127)	$(7,121)
Common stock	758	824

Net depreciation in fair value of investments	$(12,369)	$(6,297)

The Plan provides for investments in various forms of mutual funds, common stock and a stable value fund that holds individual guaranteed investment contracts. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4.     Tax status:

The Plan has received a determination letter dated February 15, 2002, from the Internal Revenue Service that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code. Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.     Related-party transactions:

Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. USEC as a participating employer is a related party. At December 31, 2002 and 2001, the Plan held an investment of 58,479 and 41,094 shares of USEC Inc. common stock, respectively. The fair market value of the common stock held in the USEC Stock Fund at December 31, 2002 and 2001 was $352,044 and $294,233, respectively. The amount of purchases and sales of USEC stock for the year ended December 31, 2002, was $1,235,920 and $1,097,695, respectively, and the amount of purchases and sales for the year ended December 31, 2001 was $2,771,568 and $2,491,869, respectively.

USEC Savings Program
Employer Identification Number 52-2107911, Plan Number 001

Schedule of Assets (Held at End of Year)
As of December 31, 2002
(Thousands)
ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Cost*	Current value

Fidelity Managed Income Portfolio II **	Commingled fund of investment contracts and short-term investment products. Weighted average maturity is approximately 2.5 years		$58,976
GE Life & Annuity	GIC # GS-3500, matures 4/30/03, 6.15%		325
GE Life & Annuity	GIC # GS-3501, matures 1/31/03, 5.61%		245
GE Life & Annuity	GIC #GS-3499, matures 6/2/03, 6.17%		327
Metropolitan Life Insurance	GIC # 25771, matures 6/15/04, 7.16%		4,379
AEGON	GIC # MDA00224FR, matures 2/18/03, 5.74%		245
New York Life	GIC # GA-31234, matures 3/31/03, 6.25%		99
New York Life	GIC # GA-31235, matures 9/2/03, 6.02%		256
Principal Financial Group	GIC # 4-45445-05, matures 2/28/03, 5.75%		208
Principal Financial Group	GIC # 4-45445-06, matures 1/31/03, 5.71%		233
Protective Life Insurance	GIC # 1466-C2, matures 8/2/04, 6.10%		429
Protective Life Insurance	GIC # GA-1484-C2, matures 9/30/03, 5.76%		251
Travelers Insurance	GIC # GR-17903, matures 6/30/03, 6.30%		336
Managers Special Equity Fund	Diversified Stock Mutual Fund - portfolio of small capitalization US equities		614
Morgan Stanley Midcap Growth Fund Institutional Shares	Diversified Stock Mutual Fund - portfolio of mid-cap US equities		565
Weitz Partners Value Fund	Diversified Stock Mutual Fund - portfolio of mid-cap US equities		1,806
Growth Fund of America	Diversified Stock Mutual Fund - portfolio of large cap US common stocks		11,465
Investment Company of America	Diversified Stock Mutual Fund - portfolio of large cap US common stocks		4,809
New Perspective Fund	Diversified Stock Mutual Fund - global portfolio of common stocks		3,986
USEC Stock Fund**	Company stock fund for USEC Inc		361
Fidelity Contrafund**	Diversified Stock Mutual Fund - portfolio of large cap US common stocks		3,092
Fidelity Growth Company Fund**	Diversified Stock Mutual Fund - portfolio of large cap US common stocks with potential for growth		1,434
Fidelity Diversified International Fund**	Diversified Stock Mutual Fund - global portfolio of common stocks		1,024
Fidelity Dividend Growth Fund**	Diversified Stock Mutual Fund - portfolio of large cap US common stocks		13,916

Issuer	Description of asset	Cost*	Current value

Fidelity Freedom Income Fund**	Balanced Mutual Fund - diversified portfolio of primarily fixed income		128
Fidelity Freedom 2000**	Balanced Mutual Fund - diversified portfolio of primarily fixed income		38
Fidelity Freedom 2010**	Balanced Mutual Fund - diversified portfolio of stocks and bonds		2,807
Fidelity Freedom 2020**	Balanced Mutual Fund - diversified portfolio of stocks and bonds		410
Fidelity Freedom 2030**	Balanced Mutual Fund - diversified portfolio of stocks and bonds		210
Fidelity Freedom 2040**	Balanced Mutual Fund - diversified portfolio of stocks and bonds		116
Spartan Extended Market Index Fund **	Stock Index Mutual Fund - replicates the return of the Wilshire 4500 equity index		211
Spartan US Equity Index Fund **	Stock Index Mutual Fund - replicates the return of the S&P 500 equity index		6,414
Fidelity US Bond Market Index Fund **	Fixed Income Mutual Fund - replicates the return of the US Bond Market		5,179
Participant Loans **	Participant notes at interest rates ranging from 5.25% to 10.5% maturing between 1/2003 and 1/2016		2,396

			$127,290

*      Cost Information is not required as all accounts are participant directed
**    Party-in-interest

CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 52-2107911) of USEC Inc. of our report dated June 20, 2003, relating to the financial statements of the USEC Savings Program, which appears in this Form 11-K for the year ended December 31, 2002.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia

June 26, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USEC Savings Program

June 26, 2003	By	/s/ Henry Z Shelton, Jr. Henry Z Shelton, Jr. USEC Inc. Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)